       TRANSALTA CORPORATION

FIRST QUARTER REPORT FOR 2010

MANAGEMENT’S DISCUSSION AND ANALYSIS

This management’s discussion and analysis (“MD&A”) contains forward looking statements.  These statements are based on certain estimates and assumptions and involve risks and uncertainties.  Actual results may differ materially.  See the Forward Looking Statements section of this MD&A for additional information.

This MD&A should be read in conjunction with the unaudited interim consolidated financial statements of TransAlta Corporation as at and for the three months ended March 31, 2010 and 2009, and should also be read in conjunction with the audited consolidated financial statements and MD&A contained within our 2009 Annual Report.  In this MD&A, unless the context otherwise requires, ‘we’, ‘our’, ‘us’, the ‘corporation’ and ‘TransAlta’ refers to TransAlta Corporation and its subsidiaries.  The consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”).  All tabular amounts in the following discussion are in millions of Canadian dollars unless otherwise noted.  This MD&A is dated
April 26, 2010.  Additional information respecting TransAlta, including its Annual Information Form, is available on SEDAR at www.sedar.com.

RESULTS OF OPERATIONS

The results of operations are presented on a consolidated basis and by business segment.  We have two business segments: Generation and Energy Trading(1).  Our segments are supported by a corporate group that provides finance, tax, treasury, legal, regulatory, environmental, health and safety, sustainable development, corporate communications, government and investor relations, information technology, risk management, human resources, internal audit, and other administrative support.

In this MD&A, the impact of foreign exchange fluctuations on foreign currency denominated transactions and balances is discussed with the relevant income statement and balance sheet items.  While individual balance sheet line items will be impacted by foreign exchange fluctuations, the net impact of the translation of individual items relating to self-sustaining foreign operations is reflected in the equity section of the Consolidated Balance Sheets.

1() Our Energy Trading segment was referred to as “Commercial Operations and Development” in prior periods.

TRANSALTA CORPORATION / Q1 2010   1

The following table depicts key financial results and statistical operating data: 1

3 months ended March 31	2010	2009
Availability (%)	91.4	86.4
Production (GWh)	12,914	12,173
Revenue	726	756
Gross margin(1)	404	381
Operating income(1)	134	85
Net earnings	67	42
Net earnings per share, basic and diluted	0.31	0.21
Comparable earnings per share(1)	0.31	0.18
Earnings before interest, taxes, depreciation, and amortization ("EBITDA")(1)	249	212
Cash flow from operating activities	174	83
Cash flow from operating activities per share(1)	0.79	0.42
Free cash flow (deficiency)(1)	56	(64)
Cash dividends declared per share	0.29	0.29

	As at March 31, 2010	As at Dec. 31, 2009
Total assets	9,707	9,762
Total long-term financial liabilities	5,417	5,512

AVAILABILITY & PRODUCTION

Availability for the three months ended March 31, 2010 increased compared to the same period in 2009 due to lower planned outages at the Keephills and Sundance plants, and lower unplanned outages at the Sundance and Wabamun plants, partially offset by higher unplanned outages at the Centralia Thermal and Sheerness plants.

Production for the three months ended March 31, 2010 increased 741 gigawatt hours (“GWh”) compared to the same period in 2009 due to lower planned outages at the Keephills and Sundance plants, lower unplanned outages at the Sundance and Wabamun plants, and higher wind volumes, partially offset by the expiration of the long-term contract at Saranac and market conditions at Sarnia.

(1) Gross margin, operating income, comparable earnings per share, EBITDA, cash flow from operating activities per share, and free cash flow are not defined under Canadian GAAP.  Refer to the Non-GAAP Measures section of this MD&A for further discussion of these items, including, where applicable, reconciliations to net earnings and cash flow from operating activities.

TRANSALTA CORPORATION / Q1 2010   2

NET EARNINGS

The primary factors contributing to the change in net earnings for the three months ended March 31, 2010 are presented below:

3 months ended March 31
Net earnings, 2009	42
Increase in Generation gross margins	24
Decrease in Energy Trading gross margins	(1)
Decrease in operations, maintenance, and administration costs	14
Decrease in depreciation expense	13
Increase in net interest expense	(15)
Decrease in other income	(7)
Decrease in non-controlling interest	9
Increase in income tax expense	(13)
Other	1
Net earnings, 2010	67

Generation gross margins increased for the three months ended March 31, 2010 compared to the same period in 2009 as a result of higher wind volumes due to the acquisition of Canadian Hydro Developers, Inc. (“Canadian Hydro”), lower planned outages at the Keephills and Sundance plants, lower unplanned outages at the Sundance and Wabamun plants, and the new agreement with the Ontario Power Authority (“OPA”) at our Sarnia regional cogeneration power plant that came into effect in the third quarter of 2009, partially offset by the expiration of the long-term contract at Saranac, unfavourable foreign exchange rates, and unfavourable pricing.

For the three months ended March 31, 2010, Energy Trading gross margins decreased relative to the same period in 2009 as a result of reduced opportunities in the western region due to changes in the California market, and reduced customer demand due to lower market prices, partially offset by favourable positions on natural gas pricing in the eastern region.

Operations, maintenance, and administration (“OM&A”) costs for the three months ended March 31, 2010 decreased compared to the same period in 2009 primarily due to lower planned outages and favourable foreign exchange rates, partially offset by the acquisition of Canadian Hydro.

Depreciation expense for the three months ended March 31, 2010 decreased compared to the same period in 2009 due to a reduction in the estimate of the costs associated with decommissioning our Wabamun plant, a change in estimated useful lives of certain coal generating facilities and mining assets, and lower production at Saranac, which is depreciated on a unit of production basis, partially offset by an increased asset base.

Net interest expense increased for the three months ended March 31, 2010 compared to the same period in 2009 primarily due to higher debt levels.

For the three months ended March 31, 2010, non-controlling interest decreased compared to the same period in 2009 primarily due to lower earnings resulting from the expiration of the long-term contract at Saranac.

Income tax expense increased for the three months ended March 31, 2010 compared to the same period in 2009 primarily due to higher pre-tax earnings.

TRANSALTA CORPORATION / Q1 2010   3

CASH FLOW

Cash flow from operating activities for the three months ended March 31, 2010 increased $91 million compared to the same period in 2009 primarily due to more favourable movements in working capital.

Free cash flow for the three months ended March 31, 2010 increased $120 million compared to the same period in 2009 primarily due to more favourable movements in working capital.

SIGNIFICANT EVENTS

Three months ended March 31, 2010

Decommissioning of Wabamun Plant

On March 31, 2010, we fully retired all units of the Wabamun plant as part of our previously-announced shut down.  Over the next several years, we will complete the Wabamun plant remediation and reclamation work as approved by the Government of Alberta. Based on our review of our schedule and detailed costing of the decommissioning and reclamation activities, the asset retirement obligation associated with the Wabamun plant has been reduced by $14 million with the offset recorded as a recovery in depreciation.

Senior Notes Offering

On March 12, 2010, we completed our offering of U.S.$300 million senior notes maturing in 2040 and bearing an interest rate of 6.50 per cent.  The net proceeds from the offering were used to repay borrowings under existing credit facilities and for general corporate purposes.

Summerview 2

On Feb. 23, 2010, our 66 megawatt (“MW”) Summerview 2 wind farm began commercial operations on budget and ahead of schedule. The total cost of the project was $123 million.

Kent Hills Expansion

On Jan. 11, 2010, we announced that we had been awarded a 25-year contract to provide an additional 54 MW of wind power to New Brunswick Power Distribution and Customer Service Corporation.  Under the agreement, we will expand our existing 96 MW Kent Hills wind facility to a total of 150 MW.  The total capital cost of the project is estimated to be $100 million and is expected to begin commercial operations by the end of 2010.  Natural Forces will have the option to purchase up to a 17 per cent interest in the new operating facility upon completion.

TRANSALTA CORPORATION / Q1 2010   4

Change in Economic Useful Life

Management is in the process of conducting a comprehensive review of the estimated useful lives of all generating facilities and coal mining assets, having regard for, among other things, our economic lifecycle maintenance program, the existing condition of the assets, progress on carbon capture and other technologies, as well as other market related factors.

During the first quarter, management concluded its review of the coal fleet, as well as its mining assets, and has updated the estimated useful lives of these assets to reflect their current expected economic lives.  As a result, in the current quarter, depreciation was reduced by $5 million versus the same period in 2009.  The estimated annual impact of this change is $21 million and will be reflected in depreciation expense and cost of goods sold.

Management continues to perform the comprehensive review on other assets.  Any other adjustments resulting from this review will be reflected in future periods.

SUBSEQUENT EVENTS

Centralia Thermal Memorandum of Understanding (“MOU”)

On April 26, 2010, we announced that we have signed an MOU with the State of Washington to enter discussions to develop an agreement to significantly reduce greenhouse gas (“GHG”) emissions from the Centralia Thermal plant, and to provide replacement capacity by 2025.  The MOU also recognizes the need to protect the value that Centralia Thermal brings to our shareholders.  Details on the results of these discussions will be provided as they become available.

BUSINESS ENVIRONMENT

We operate in a variety of business environments to generate electricity, find buyers for the power we generate, and arrange for its transmission.  The major markets we operate in are Western Canada, the Pacific Northwest, and Eastern Canada.  For a further description of the regions in which we operate as well as the impact of prices of electricity and natural gas upon our financial results, refer to our 2009 Annual Report.

Electricity Prices

Please refer to the Business Environment section of the 2009 Annual Report for a full discussion of the spot electricity market and the impact of electricity prices upon our business and our strategy to hedge our risk on changes in those prices.

The average spot electricity prices and spark spreads for the three months ended March 31, 2010 and 2009 in our three major markets are shown in the following graphs.

TRANSALTA CORPORATION / Q1 2010   5

For the three months ended March 31, 2010, average spot prices decreased in Alberta due to increased coal unit availability and additional supply that came into the market near the end of 2009.  Prices in Ontario were lower due to lower regional natural gas prices and demand levels.  Prices in the Pacific Northwest increased due to higher regional natural gas prices and low water conditions.

During the first quarter of 2010, our consolidated power portfolio was over 95 per cent contracted through the use of PPAs and other long-term contracts, which provide stability to future earnings. We also enter into short-term physical and financial contracts for the remaining volumes, which are primarily for periods of up to five years, with the average price of these contracts in 2010 ranging from
$60-$65 per megawatt hour (“MWh”) in Alberta, and from U.S.$50-$55/MWh in the Pacific Northwest.  The use of these contracts reduced the impact of lower prices upon our consolidated financial results.

      (1) For a 7,000 Btu/KWh heat rate plant.

For the three months ended March 31, 2010, average spark spreads decreased in Alberta due to lower power prices.  Ontario spark spreads were lower due to power prices falling more than gas prices.  Spark spreads in the Pacific Northwest increased slightly due to low hydro conditions.

TRANSALTA CORPORATION / Q1 2010   6

GENERATION:  Owns and operates hydro, wind, geothermal, biomass, natural gas- and coal-fired facilities, and related mining operations in Canada, the U.S., and Australia.  Generation's revenues are derived from the availability and production of electricity and steam as well as ancillary services such as system support (see the detailed discussion of the four revenue streams in our 2009 Annual Report). During the first quarter of 2010, we began commercial operations at Summerview 2, a 66-MW expansion of our Summerview wind farm in southern Alberta.  At March 31, 2010, Generation had 9,265 MW of gross generating capacity(1) in operation (8,841 MW, net ownership interest) and 412 MW net under construction.  For a full listing of all of our generating assets and the regions in which they operate, refer to the Plant Summary section of our 2009 Annual Report.

The results of the Generation segment are as follows:

	2010		2009
3 months ended March 31	Total	Per installed MWh	Total	Per installed MWh
Revenues	712	35.58	741	40.92
Fuel and purchased power	322	16.09	375	20.71
Gross margin	390	19.49	366	20.21
Operations, maintenance, and administration	138	6.90	146	8.06
Depreciation and amortization	99	4.94	111	6.13
Taxes, other than income taxes	6	0.30	5	0.28
Intersegment cost allocation	1	0.05	8	0.44
Operating expenses	244	12.19	270	14.91
Operating income	146	7.30	96	5.30
Installed capacity (GWh)	20,010		18,107
Production (GWh)	12,914		12,173
Availability (%)	91.4		86.4

Production and Gross Margins

Generation’s production volumes, electricity and steam production revenues, and fuel and purchased power costs based on geographical regions are presented below.

3 months ended March 31, 2010	Production (GWh)	Installed (GWh)	Revenue	Fuel & purchased power	Gross margin	Revenue per installed MWh	Fuel & purchased power per installed MWh	Gross margin per installed MWh

Coal	6,823	8,178	199	62	137	24.33	7.58	16.75
Gas	1,001	1,159	58	25	33	50.04	21.57	28.47
Renewables	605	2,744	32	2	30	11.66	0.73	10.93
Total Western Canada	8,429	12,081	289	89	200	23.92	7.37	16.55

Gas	797	1,620	112	61	51	69.14	37.65	31.49
Renewables	334	1,310	31	-	31	23.66	-	23.66
Total Eastern Canada	1,131	2,930	143	61	82	48.81	20.82	27.99

Coal	2,579	2,972	226	154	72	76.04	51.82	24.22
Gas	502	1,660	32	17	15	19.28	10.24	9.04
Renewables	273	367	22	1	21	59.95	2.72	57.23
Total International	3,354	4,999	280	172	108	56.01	34.41	21.60

	12,914	20,010	712	322	390	35.58	16.09	19.49

(1) We measure capacity as net maximum capacity (see glossary for definition of this and other key items) which is consistent with industry standards.  Capacity figures represent capacity owned and in operation unless otherwise stated.

TRANSALTA CORPORATION / Q1 2010   7

3 months ended March 31, 2009	Production (GWh)	Installed (GWh)	Revenue	Fuel & purchased power	Gross margin	Revenue per installed MWh	Fuel & purchased power per installed MWh	Gross margin per installed MWh

Coal	5,936	8,064	176	76	100	21.83	9.42	12.41
Gas	1,094	1,159	65	28	37	56.08	24.16	31.92
Renewables	500	2,057	32	1	31	15.56	0.49	15.07
Total Western Canada	7,530	11,280	273	105	168	24.20	9.31	14.89

Gas	938	1,620	114	73	41	70.37	45.06	25.31
Renewables	55	207	4	-	4	19.32	-	19.32
Total Eastern Canada	993	1,827	118	73	45	64.59	39.96	24.63

Coal	2,656	2,973	250	167	83	84.09	56.17	27.92
Gas	679	1,660	67	24	43	40.36	14.46	25.91
Renewables	315	367	33	6	27	89.92	16.35	73.57
Total International	3,650	5,000	350	197	153	70.00	39.40	30.60

	12,173	18,107	741	375	366	40.92	20.71	20.21

Western Canada

Our Western Canada assets consist of coal, natural gas, hydro, biomass, and wind facilities.  Refer to the Discussion of Segmented Results section of our 2009 Annual Report for further details on our Western operations.

The primary factors contributing to the change in production for the three months ended March 31, 2010 are presented below:

3 months ended March 31
(GWh)
Production, 2009	7,530
Lower planned outages at Keephills	403
Lower unplanned outages at Sundance	274
Lower planned outages at Sundance	203
Lower unplanned outages at Wabamun	56
Higher merchant volumes due to Sundance 5 uprate	114
Higher wind volumes primarily due to the acquisition of Canadian Hydro	106
Higher biomass volumes	32
Lower production at natural gas-fired facilities	(94)
Lower PPA customer demand	(89)
Higher unplanned outages at Sheerness	(50)
Lower hydro volumes	(35)
Other	(21)
Production, 2010	8,429

TRANSALTA CORPORATION / Q1 2010   8

The primary factors contributing to the change in gross margin for the three months ended March 31, 2010 are presented below:

3 months ended March 31
Gross margin, 2009	168
Lower planned outages at Keephills	25
Lower unplanned outages at Sundance	17
Lower planned outages at Sundance	13
Higher merchant volumes due to Sundance 5 uprate	5
Higher wind volumes primarily due to the acquisition of Canadian Hydro	3
Higher biomass volumes	3
Lower unplanned outages at Wabamun	2
Unfavourable pricing	(15)
Higher coal costs	(6)
Lower production at natural gas-fired facilities	(6)
Lower hydro volumes and prices	(5)
Higher unplanned outages at Sheerness	(4)
Gross margin, 2010	200

Eastern Canada

Our Eastern Canada assets consist of natural gas, hydro, and wind facilities.  Refer to the Discussion of Segmented Results section of our 2009 Annual Report for further details on our Eastern operations.

Production for the three months ended March 31, 2010 increased 138 GWh primarily due to higher wind volumes as a result of the acquisition of Canadian Hydro, partially offset by market conditions at Sarnia.

For the three months ended March 31, 2010, gross margin increased $37 million due to higher wind volumes as a result of the acquisition of Canadian Hydro and the new agreement with the OPA at our Sarnia regional cogeneration power plant that came into effect in the third quarter of 2009.

International

Our International assets consist of coal, natural gas, hydro, and geothermal facilities in various locations in the United States, and natural gas assets in Australia.  Refer to the Discussion of Segmented Results section of our 2009 Annual Report for further details on our International operations.

The primary factors contributing to the change in production for the three months ended March 31, 2010 are presented below:

3 months ended March 31
(GWh)
Production, 2009	3,650
Expiration of Saranac contract	(143)
Higher unplanned outages at Centralia Thermal	(78)
Lower production at geothermal facilities	(40)
Lower production at natural gas-fired facilities	(34)
Other	(1)
Production, 2010	3,354

TRANSALTA CORPORATION / Q1 2010   9

The primary factors contributing to the change in gross margin for the three months ended March 31, 2010 are presented below:

3 months ended March 31
Gross margin, 2009	153
Expiration of Saranac contract	(23)
Unfavourable foreign exchange	(18)
Unfavourable pricing	(2)
Higher unplanned outages at Centralia Thermal	(2)
Gross margin, 2010	108

The long-term contract between our Saranac facility and New York State Electric and Gas expired in June 2009.  The facility now operates under a combined capacity and merchant dispatch contract.  As the facility is depreciated on a unit of production basis, there is a corresponding $8 million decrease in depreciation expense from this lower level of production for the three months ended March 31, 2010.  Further, as a portion of the facility is owned by a third party, there is also a decrease in earnings attributable to non-controlling interests.  The net pre-tax earnings impact of the expiration of this contract is a decrease of approximately $3 million for the three months ended March 31, 2010.

Operations, Maintenance and Administration Expense

OM&A costs for the three months ended March 31, 2010 decreased compared to the same period in 2009 due to lower planned outages and favourable foreign exchange rates, partially offset by the acquisition of Canadian Hydro.

Depreciation Expense

The primary factors contributing to the change in depreciation expense for the three months ended March 31, 2010 are presented below:

3 months ended March 31
Depreciation and amortization expense, 2009	111
Reduction in decommissioning costs at Wabamun	(14)
Expiration of Saranac long-term contract	(8)
Favourable foreign exchange	(6)
Change in useful lives	(5)
Increased asset base	20
Other	1
Depreciation and amortization expense, 2010	99

TRANSALTA CORPORATION / Q1 2010   10

ENERGY TRADING: Derives revenue and earnings from the wholesale trading of electricity and other energy-related commodities and derivatives.  Achieving gross margins while remaining within Value at Risk (“VaR”) limits is a key measure of Energy Trading’s activities.

Energy Trading is responsible for the management of commercial activities for our current generating assets.  Energy Trading also manages available generating capacity as well as the fuel and transmission needs of the Generation business by utilizing contracts of various durations for the forward sales of electricity and for the purchase of natural gas, coal, and transmission capacity.  The results of these activities are included in the Generation segment.

For a more in-depth discussion of our Energy Trading activities, refer to the Discussion of Segmented Results section of our 2009 Annual Report.

The results of the Energy Trading segment are as follows:

3 months ended March 31	2010	2009
Gross margin	14	15
Operations, maintenance, and administration	4	6
Depreciation and amortization	-	1
Intersegment cost recovery	(1)	(8)
Operating expenses	3	(1)
Operating income	11	16

For the three months ended March 31, 2010, gross margin decreased relative to the same period in 2009 as a result of reduced opportunities in the western region due to changes in the California market, and reduced customer demand due to lower market prices, partially offset by correct directional positions on natural gas pricing in the eastern region.

For the three months ended March 31, 2010, OM&A costs were consistent with the same period in 2009.

The intersegment cost recovery decreased for the three months ended March 31, 2010 as a result of support costs previously recovered through the intersegment fee being directly allocated to the Generation segment in 2010.

NET INTEREST EXPENSE

The components of net interest expense are shown below:

3 months ended March 31	2010	2009
Interest on debt	57	43
Interest income	-	(2)
Capitalized interest	(9)	(8)
Net interest expense	48	33

TRANSALTA CORPORATION / Q1 2010   11

The change in net interest expense for the three months ended March 31, 2010, compared to the same period in 2009 is shown below:

3 months ended March 31
Net interest expense, 2009	33
Higher debt levels	21
Lower interest income	2
Favourable foreign exchange	(5)
Lower interest rates	(2)
Higher capitalized interest	(1)
Net interest expense, 2010	48

OTHER INCOME

During the first quarter of 2009, we settled an outstanding commercial issue related to our previously held Mexican equity investment and recorded a pre-tax gain of $7 million in other income.

NON-CONTROLLING INTERESTS

The earnings attributable to non-controlling interests for the three months ended March 31, 2010 decreased $9 million primarily due to lower earnings at CE Generation, LLC (“CE Gen”) as a result of the expiration of the long-term contract at our Saranac facility.

INCOME TAXES

A reconciliation of income tax expense and effective tax rates is presented below:

3 months ended March 31	2010	2009
Earnings before income taxes	84	46
Other income	-	7
Earnings before income taxes and other income	84	39
Income tax expense	17	4
Effective tax rate on earnings before income taxes and other income (%)	20	10

Income tax expense increased for the three months ended March 31, 2010 compared to the same period in 2009 primarily due to higher pre-tax earnings.

The effective tax rate on earnings before income taxes and other income increased for the three months ended March 31, 2010 compared to the same period in 2009 primarily due to certain deductions that do not fluctuate with earnings.

TRANSALTA CORPORATION / Q1 2010   12

FINANCIAL POSITION

The following chart highlights significant changes in the Consolidated Balance Sheets from Dec. 31, 2009 to March 31, 2010:

	Increase/
	(Decrease)	Primary factors explaining change
Accounts receivable	(110)	Timing of customer receipts and lower revenues
Risk management assets (current and long-term)	151	Price movements
Property, plant, and equipment, net	(42)	Depreciation expense and foreign exchange, partially offset by capital additions
Accounts payable and accrued liabilities	(132)	Timing of payments, combined with lower operational and capital expenditures
Collateral received	76	Collateral collected from counterparties associated with their obligations as a result of a change in forward prices
Long-term debt (including current portion)	(94)	Repayment of long-term debt and favourable foreign exchange rates
Asset retirement obligation (including current portion)	(26)	Revised cost estimate of the decommissioning of our Wabamun plant and foreign exchange
Net future income tax liabilities (including current portions)	67	Tax effect on the increase in net risk management assets
Shareholders’ equity	101	Net earnings, and movements in AOCI, partially offset by dividends declared

FINANCIAL INSTRUMENTS

Refer to Note 7 of the notes to the consolidated financial statements within our 2009 Annual Report and the interim consolidated financial statements as at and for the three months ended March 31, 2010 for details on Financial Instruments.  Refer to the Risk Management section of our 2009 Annual Report for further details on our risks and how we manage them.  Our risk management profile and practices have not changed materially from Dec. 31, 2009.

In limited circumstances, Energy Trading may enter into commodity transactions involving non-standard features for which market observable data is not available.  These are defined under GAAP as Level III financial instruments.  Level III financial instruments are not traded in an active market and fair value is therefore developed using valuation models or upon internally developed assumptions or inputs.  Our Level III fair values are determined using valuation techniques with inputs that are based on historical data such as unit availability, transmission congestion, or demand profiles.  Fair values are validated on a quarterly basis by using reasonably possible alternative assumptions as inputs to valuation techniques, and any material differences are disclosed in the notes to the financial statements.

As a result of the acquisition of Canadian Hydro, we also have various contracts with terms that extend beyond five years.  As forward price forecasts are not available for the full period of these contracts, the value of these contracts must be derived by reference to a forecast that is based on a combination of external and internal fundamental modeling, including discounting.  As a result, these contracts are classified in Level III.  These contracts are for a specified price with counterparties that we believe to be creditworthy.

At March 31, 2010, Level III financial instruments had a net liability carrying value of $17 million (Dec. 31, 2009 – $26 million).

TRANSALTA CORPORATION / Q1 2010   13

STATEMENTS OF CASH FLOWS

The following chart highlights significant changes in the Consolidated Statements of Cash Flows for the three months ended
March 31, 2010 compared to the three months ended March 31, 2009:

3 months ended March 31	2010	2009	Primary factors explaining change
Cash and cash equivalents, beginning of period	82	50
Provided by (used in):
Operating activities	174	83	Favourable movements in working capital of $92 million.

Investing activities	(53)	63	Decrease in the amount of collateral received from counterparties of $112 million.

Financing activities	(118)	(148)

Proceeds from the issuance of senior notes of $301 million, partially offset by an increase in the repayment of credit facilities of $251 million and an increase in realized losses on financial instruments of $17 million.

Translation of foreign currency cash	(1)	1
Cash and cash equivalents, end of period	84	49

LIQUIDITY AND CAPITAL RESOURCES

Liquidity risk arises from our ability to meet general funding needs, engage in trading and hedging activities, and manage the assets, liabilities and capital structure of the Corporation.  Liquidity risk is managed by maintaining sufficient liquid financial resources to fund obligations as they come due in a cost effective manner.

Our liquidity needs are met through a variety of sources, including cash generated from operations, borrowings under our long-term credit facilities, and long-term debt issued under our Canadian and U.S. shelf registrations. Our primary uses of funds are operational expenses, capital expenditures, dividends, distributions to non-controlling limited partners, and interest and principal payments on debt securities.

Debt

Recourse and non-recourse debt totalled $4.3 billion at March 31, 2010 compared to $4.4 billion at Dec. 31, 2009.  Total debt decreased from Dec. 31, 2009 primarily due to the repayment of our credit facilities and favourable foreign exchange rates.

Credit Facilities

We have a total of $2.1 billion of committed credit facilities of which $1.1 billion is available as of March 31, 2010, subject to customary borrowing conditions.  The $1.0 billion of credit utilized under these facilities is comprised of actual drawings of $0.7 billion and of letters of credit of $0.3 billion.  These facilities are comprised of a $1.5 billion committed syndicated bank facility, which matures in 2012, with the remainder comprised of bilateral credit facilities which mature between 2011 and 2013.  We anticipate renewing these facilities, based on reasonable commercial terms, prior to their maturities.

TRANSALTA CORPORATION / Q1 2010   14

Share Capital

On April 26, 2010, we had 218.8 million common shares outstanding.

At March 31, 2010, we had 218.6 million (Dec. 31, 2009 – 218.4 million) common shares issued and outstanding.  During the three months ended March 31, 2010, 0.2 million (March 31, 2009 – 0.2 million) common shares were issued for proceeds of $1 million (March 31, 2009 – nil).

During the three months ended March 31, 2010 and 2009, no shares were acquired or cancelled under the Normal Course Issuer Bid program.

We employ a variety of stock-based compensation to align employee and corporate objectives.  At March 31, 2010, we had
2.3 million outstanding employee stock options (Dec. 31, 2009 – 1.5 million), reflecting 0.9 million stock options granted on
Feb. 1, 2010, at a strike price of $22.46, being the last sale price of board lots of the shares on the Toronto Stock Exchange the day prior to the day the options were granted for Canadian employees, and U.S.$20.75, being the closing sale price on the New York Stock Exchange on the same date for U.S. employees.  These options will vest in equal installments over four years starting
Feb. 1, 2011 and expire after 10 years.  During the three months ended March 31, 2010, a nominal number of options also expired, or were exercised or cancelled (March 31, 2009 – 0.1 million expired).

Guarantee Contracts

We have obligations to issue letters of credit and cash collateral to secure potential liabilities to certain parties including those related to potential environmental obligations, energy trading activities, hedging activities, and purchase obligations.  At March 31, 2010, we provided letters of credit totalling $341 million (Dec. 31, 2009 – $334 million) and cash collateral of $32 million (Dec. 31, 2009 – $27 million). These letters of credit and cash collateral secure certain amounts included on our Consolidated Balance Sheets under “Risk Management Liabilities” and “Asset Retirement Obligation.”

CLIMATE CHANGE AND THE ENVIRONMENT

Canada

On Jan. 31, 2010, the Government of Canada announced its national goal of a 17 per cent GHG reduction from a 2005 baseline by 2020.  However, the federal government has not yet implemented a framework or regulations to achieve those goals.  At this point, it appears that the details and schedule of the Canadian program will depend on the development and direction of the U.S. approach.

Separately, the Government of Canada has announced its intent to develop new Canadian air pollutant requirements for sulphur dioxide, nitrogen oxide, and mercury.  Stakeholder consultations involving industry, provincial and federal governments, and environmental organizations are underway.  There is currently no defined date for the finalization and implementation of any recommendations.

United States

In the U.S., there have been continuing efforts over the last year to draft climate change legislation in the Senate. To date, none of these legislative efforts have been successful in moving forward and the prospect of legislation being passed in 2010 appears to be lessening.

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Meanwhile, the U.S. Environmental Protection Agency (“EPA”) is pursuing a separate path to regulate GHGs under the Clean Air Act.  On March 29, 2010, the EPA stated its intent to have a regulatory mechanism and permitting requirements for GHGs for large stationary sources in place by January 2011.  It is not clear whether or not existing power facilities will require emission reductions at this time.

In Washington State, Governor Gregoire signed an Executive Order in 2009 that outlines the state’s plan for addressing climate change related emissions.  In the Executive Order, the Governor included a directive to the State Department of Ecology to work with us to apply the state's GHG performance standard for power generation to the Centralia Thermal plant no later than 2025.  That standard would require emissions reductions of approximately 0.5 tonnes/MWh, or about half of what is currently emitted at Centralia Thermal.  As a result of the Executive Order, we signed an MOU with Governor Gregoire on April 26, 2010.

Recent changes to environmental regulations may materially adversely affect us.  As indicated under ‘‘Risk Factors’’ in our Annual Information Form, many of our activities and properties are subject to environmental requirements, as well as changes in or liabilities under these requirements, which may have a materially adverse affect upon our consolidated financial results.

2010 OUTLOOK

In 2010, we anticipate low double digit growth in comparable earnings per share based upon the significant factors that are discussed below.

Business Environment

Power Prices

For the remainder of 2010, power prices are expected to remain at or slightly above 2009 levels due to the influence of low natural gas prices and minimal demand growth.  In the Alberta market, the longer-term fundamentals of the market remain strong and the recovery of the oil sands is expected to drive load growth.  In the Pacific Northwest, the recovery of natural gas prices will be the main driver behind the recovery of power prices.  Natural gas prices are expected to remain low until 2011.

Environmental Legislation

The state of development of emissions regulations in both Canada and the U.S. remains fluid.  Canada has expressed its intention to coordinate the timing and structure of its regulatory framework with the U.S.  In the U.S., it is not clear if climate change legislation will prevail or if instead regulation will be applied by the EPA.  Each of these outcomes could create widely different results for the energy industry in the U.S., and indirectly for Canada's regulatory approach.

We continue to closely monitor the progress and risks associated with environmental legislation changes on our future operations.

Economic Environment

While we expect our results from operations in 2010 to be impacted by the current economic environment, we expect that this impact will be somewhat mitigated by the contracted production and prices through our Alberta Power Purchase Agreements (“PPAs”) and other long-term contracts.

We continue to monitor counterparty credit risk and act in accordance with our established risk management policies.  We do not anticipate any material change to our existing credit practices and continue to deal primarily with investment grade counterparties.

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Operations

Capacity, Production, and Availability

Generating capacity is expected to decrease for the remainder of 2010 due to the decommissioning of our Wabamun plant, partially offset by the commissioning of Kent Hills 2. Overall production for 2010 is expected to increase due to lower planned and unplanned outages across the fleet, and the acquisition of Canadian Hydro.  While wind volumes were 30 per cent lower than what was expected during the first quarter, but we expect to recover some of this shortage over the balance of the year.  Availability for 2010 is expected to increase due to lower planned and unplanned outages across the fleet, with the overall fleet availability for 2010 expected to be approximately 90 per cent.

Commodity Hedging

Through the use of Alberta PPAs, long-term contracts, and other short-term physical and financial contracts, on average approximately 75 per cent of our capacity is contracted over the next seven years.  On an aggregated portfolio basis we target being up to 90 per cent contracted for the upcoming year, stepping down to 70 per cent in the fourth year.  As at the end of the first quarter, approximately 90 per cent of our 2010 capacity was contracted.  The average price of our short-term physical and financial contracts in 2010 ranges from $60-$65 per megawatt hour (“MWh”) in Alberta, and from U.S.$50-$55/MWh in the Pacific Northwest.

Fuel Costs

Mining coal in Alberta is subject to cost increases due to greater overburden removal, inflation, capital investments, and commodity prices. Seasonal variations in coal costs at our Alberta mines are minimized through the application of standard costing.  Coal costs for 2010, on a standard cost basis, are expected to increase five to 10 per cent compared to the prior year as a result of increased depreciation due to mine capital investment and higher diesel costs.

Fuel at Centralia Thermal is purchased from external suppliers in the Powder River Basin and delivered by rail.  The delivered cost of fuel for 2010 is expected to be consistent with 2009.

We purchase natural gas from outside companies coincident with production or have it supplied by our customers, thereby minimizing our risk to changes in prices.  The continued success of unconventional gas production in North America is expected to reduce the year to year volatility of prices going forward and may lead to greater opportunities to hedge our natural gas price exposure with longer term contracts.

In 2010, approximately 20 per cent of our fuel at our natural gas-fired facilities and seven per cent of our fuel at our coal-fired facilities is exposed to market fluctuations in energy commodity prices.  We closely monitor the risks associated with changes in electricity and input fuel prices on our future operations and, where we consider it appropriate, use various physical and financial instruments to hedge our assets and operations from such price risk.

Operations, Maintenance, and Administration Costs

OM&A costs per MWh of installed capacity fluctuate by quarter and are dependent on the timing and nature of maintenance activities.  OM&A costs for 2010 are expected to remain flat compared to 2009 as costs related to Canadian Hydro are expected to be offset by lower planned maintenance, operational synergies, and productivity measures.  OM&A costs per installed MWh for 2010 are expected to decrease primarily as a result of lower planned maintenance and an increase in installed capacity due to the acquisition of Canadian Hydro.

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Energy Trading

Earnings from our Energy Trading segment are affected by prices in the market, positions taken, and the duration of those positions.  We continuously monitor both the market and our exposure to maximize earnings while still maintaining an acceptable risk profile.  Our 2010 objective is for Energy Trading to contribute between $50 million and $70 million in gross margin.

Exposure to Fluctuations in Foreign Currencies

Our strategy is to minimize the impact of fluctuations in the Canadian dollar against the U.S. dollar by offsetting foreign denominated assets with foreign denominated liabilities and foreign exchange contracts.  We also have foreign-denominated expenses, including interest charges, which largely offset our net foreign-denominated earnings.

Net Interest Expense

Net interest expense for 2010 is expected to be higher mainly due to higher debt balances.  However, changes in interest rates and in the value of the Canadian dollar relative to the U.S. dollar will affect the amount of net interest expense incurred.

Liquidity and Capital Resources

If there is increased volatility in power and natural gas markets, or if market trading activities increase, there may be the need for additional liquidity. To mitigate this liquidity risk, we expect to maintain $2.1 billion of committed credit facilities, and will monitor our exposures and obligations to ensure we have sufficient liquidity to meet our requirements.

Accounting Estimates

A number of our accounting estimates, including those outlined in the Critical Accounting Policies and Estimates section of our 2009 Annual MD&A, are based on the current economic environment and outlook.  While we do not anticipate significant changes to these estimates as a result of the current economic environment, market fluctuations could impact, among other things, future commodity prices, foreign exchange rates, and interest rates, which could, in turn, impact future earnings and the unrealized gains or losses associated with our risk management assets and liabilities.  The unrealized gains or losses related to our risk management assets and liabilities are not expected to impact our expected cash flows as they are generally settled at the contracted prices.

Income Taxes

The effective tax rate for 2010 is expected to be approximately 20 to 25 per cent.

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Capital Expenditures

Our major projects are focused on sustaining our current operations and supporting our growth strategy.

Growth Capital Expenditures

We have six significant growth capital projects that are currently in progress with targeted completion dates between Q4 2010 and Q4 2012.  A summary of each of these significant projects is outlined below:1

	Total Project		2010		Target
Project	Estimated spend	Incurred to date(1)	Estimated spend	Incurred to date(1)	completion date	Details

Keephills 3	988	768	225 - 245	61	Q2 2011	A 450 MW (225 MW net ownership interest) supercritical coal-fired plant and associated mine capital in a partnership with Capital Power
Summerview 2	123	116	15 - 25	10	Commercial operations began Q1 2010	A 66 MW expansion of our Summerview wind farm in southern Alberta
Keephills Unit 1 uprate	34	2	5 - 10	1	Q4 2011	A 23 MW efficiency uprate at our Keephills facility
Keephills Unit 2 uprate	34	2	0 - 5	1	Q4 2012	A 23 MW efficiency uprate at our Keephills facility
Ardenville	135	29	95 - 105	2	Q1 2011	A 69 MW wind farm in southern Alberta
Bone Creek	48	6	40 - 45	2	Q1 2011	An 18 MW hydro facility in British Columbia
Kent Hills 2	100	18	80 - 85	-	Q4 2010	A 54 MW expansion of our wind farm in New Brunswick
Total growth	1,462	941	460 - 520	77

Amounts disclosed in the above chart are shown net of joint venture contributions.

(1) Represents amounts incurred as of March 31, 2010.

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Sustaining Capital Expenditures

For 2010, our estimate for total sustaining capital expenditures, net of any contributions received, is allocated among the following:1

Category	Description	Expected cost	Incurred to date(1)

Routine capital	Expenditures to maintain our existing generating capacity	120 - 140	24
Productivity capital	Projects to improve power production efficiency	10 - 15	3
Mining equipment and land purchases	Expenditures related to mining equipment and land purchases	25 - 30	-
Planned maintenance	Regularly scheduled major maintenance	140 - 155	18
Total sustaining expenditures		295 - 340	45

Details of the 2010 planned maintenance program are outlined as follows:

	Coal			Expected cost	Incurred to date(1)
		Gas	Renewables
Capitalized	70 - 75	45 - 50	25 - 30	140 - 155	18
Expensed	60 - 65	0 - 5	-	60 - 70	9
	130 - 140	45 - 55	25 - 30	200 - 225	27

	Coal	Gas	Renewables	Total	Incurred to date (1)
GWh lost	1,770 - 1,780	360 - 370	-	2,130 - 2,150	121

Financing

Financing for these capital expenditures is expected to be provided by cash flow from operating activities, existing borrowing capacity, and capital markets. The funds required for committed growth and sustaining projects are not expected to be impacted by the current economic environment due to the highly contracted nature of our cash flow, our solid financial position, and the amount of capital available to us under existing committed credit facilities.

RELATED PARTY TRANSACTIONS

On Dec.16, 2006, predecessors of TransAlta Generation Partnership (“TAGP”), a firm owned by the Corporation and one of its subsidiaries, entered into an agreement with the partners of the Keephills 3 joint venture project to supply coal for the coal-fired plant.  The joint venture project is held in a partnership owned by Keephills 3 Limited Partnership (“K3LP”), a wholly owned subsidiary of the Corporation, and Capital Power Corporation.  TAGP will supply coal until the earlier of the permanent closure of the Keephills 3 facility or the early termination of the agreement by TAGP and the partners of the joint venture.  As at March 31, 2010, TAGP had received $55 million from K3LP for future coal deliveries.  Commercial operation of the Keephills plant is scheduled to commence in the second quarter of 2011.  Payments received prior to that date for future coal deliveries are recorded in deferred revenues and will be amortized into revenue over the life of the coal supply agreement when TAGP starts delivering coal for commissioning activities.

(1) Represents amounts incurred as of March 31, 2010.

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CE Gen has entered into contracts with related parties to provide administrative and maintenance services.  The total value of these contracts are U.S.$3 million for the year ending Dec. 31, 2010 (Dec. 31, 2009 – U.S.$3 million).

For the period November 2002 to November 2012, one of our subsidiaries, TransAlta Cogeneration, L.P. (“TA Cogen”), entered into various transportation swap transactions with TAGP.  TAGP operates and maintains TA Cogen's three combined-cycle power plants in Ontario and a plant in Fort Saskatchewan, Alberta.  TAGP also provides management services to the Sheerness thermal plant, which is operated by Canadian Utilities Limited.  The business purpose of these transportation swaps is to provide TA Cogen with the delivery of fixed price gas without being exposed to escalating costs of pipeline transportation for two of its plants over the period of the swap.  The notional gas volume in the swap transactions is equal to the total delivered fuel for each of the facilities.  Exchange amounts are based on the market value of the contract.  We entered into an offsetting contract and therefore have no risk other than counterparty risk.

FUTURE ACCOUNTING CHANGES

International Financial Reporting Standards (“IFRS”) Convergence

On May 8, 2009, the Accounting Standards Board re-confirmed that IFRS will be required for interim and annual financial statements commencing on Jan. 1, 2011, with appropriate comparative IFRS financial information for 2010.  Our project to convert to IFRS consists of the following phases:

Phase	Description	Status
Diagnostic	In-depth identification and analysis of differences between Canadian GAAP and IFRS	Complete
Design and planning

Cross-functional, issue-specific teams analyze the key areas of convergence, and along with Information Technology and Internal Control resources, determine process, system, and financial reporting controls changes required for the conversion to IFRS

Complete
Solution development

Plans to address identified conversion issues are developed and tested in a controlled environment. Staff training programs and internal communication plans are implemented to communicate process changes as a result of the conversion to IFRS

In progress
Implementation	Processes required for dual reporting in 2010 and full convergence in 2011 are implemented in a live environment with change management in place for a successful transition to steady state	In progress

A steering committee monitors the progress and critical decisions of the transition to IFRS and continues to meet regularly.  This committee includes representatives from Finance, Information Technology, Treasury, Investor Relations, Human Resources, and Operations.  Quarterly updates are provided to the Audit and Risk Committee.

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Based on the work to date, our view is that while IFRS uses a conceptual framework similar to Canadian GAAP and has many similarities to Canadian GAAP, there are several significant differences in accounting policies that must be addressed.  The majority of differences for us are expected to arise in respect to:

▪

Additional disclosure reconciling the changes in individual classes of property, plant, and equipment and accumulated amortization,

▪

Costs related to major inspection activities currently being expensed will be recognized as part of the carrying value of property, plant, and equipment and depreciated over the period until the next major inspection,

▪

Allowing an entity to recognize as at Jan. 1, 2010, all experience and transitional gains and losses related to employee future benefits to retained earnings with subsequent experience gains and losses being recorded in other comprehensive income, and

▪

Certain long-term contracts being deemed finance leases resulting in the associated property, plant, and equipment being removed from the Consolidated Balance Sheets and replaced with a long-term receivable representing the present value of lease payments to be received over the life of the contract.  Payments received under the contract are recorded in revenue and interest income, dependent upon the interest rate and duration of the contract.

As we implement our 2010 dual reporting, we continue to evaluate the transitional options available under IFRS 1, First-Time Adoption of International Financial Reporting Standards as well as the most appropriate long-term accounting policies available under IFRS.

In 2010, the International Accounting Standards Board (“IASB”) is expected to issue new guidance on the accounting for joint ventures.  Under the issued exposure draft, certain joint ventures cannot be proportionately consolidated and must instead be accounted for as an equity investment on the balance sheet with the associated net income or loss from these joint ventures being recorded as equity earnings on the statement of earnings.

At this time, it is not anticipated that any other material new standards or amendments relating to these projects will be effective on convergence in 2011.  However, the progress and recommendations of other IASB projects for financial instruments, post-employment benefits, financial statement presentation, revenue recognition, and leases are being closely monitored to ensure that any potential adverse impacts to the convergence project can be minimized.  As a result, the full impact of adopting IFRS on our financial position and future results cannot reasonably be determined at this time.

NON-GAAP MEASURES

We evaluate our performance and the performance of our business segments using a variety of measures.  Those discussed below are not defined under Canadian GAAP, and therefore, should not be considered in isolation or as an alternative to or to be more meaningful than net earnings or cash flow from operating activities, as determined in accordance with Canadian GAAP, when assessing our financial performance or liquidity.  These measures are not necessarily comparable to a similarly titled measure of another company.

Each business unit assumes responsibility for its operating results measured to gross margin and operating income.  Operating income and gross margin provides management and investors with a measurement of operating performance which is readily comparable from period to period.

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Net Earnings Reconciliation

Gross margin and operating income are reconciled to net earnings below:

3 months ended March 31	2010	2009
Revenues	726	756
Fuel and purchased power	322	375
Gross margin	404	381
Operations, maintenance, and administration	160	174
Depreciation and amortization	104	117
Taxes, other than income taxes	6	5
Operating expenses	270	296
Operating income	134	85
Foreign exchange gain	3	1
Net interest expense	(48)	(33)
Other income	-	7
Earnings before non-controlling interests and income taxes	89	60
Non-controlling interests	5	14
Earnings before income taxes	84	46
Income tax expense	17	4
Net earnings	67	42

Earnings on a Comparable Basis

Presenting earnings on a comparable basis from period to period provides management and investors with the ability to evaluate earnings trends more readily in comparison with results from prior periods. Earnings on a comparable basis per share are calculated using the weighted average common shares outstanding during the period.

In calculating comparable earnings for 2009, we excluded the settlement of an outstanding commercial issue that was recorded in other income as this was related to our previously held Mexican equity investment.  The change in life of certain component parts at Centralia Thermal was also excluded from the calculation of comparable earnings in 2009 as it relates to the cessation of mining activities at the Centralia coal mine and conversion of Centralia to consuming solely third party supplied coal.

3 months ended March 31	2010	2009
Net earnings	67	42
Settlement of commercial issue, net of tax	-	(7)
Change in life of Centralia parts, net of tax	-	1
Earnings on a comparable basis	67	36

Weighted average common shares outstanding in the period	219	198
Earnings on a comparable basis per share	0.31	0.18

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EBITDA

Presenting EBITDA from period to period provides management and investors with a proxy for the amount of cash generated from operating activities before net interest expense, non-controlling interests, income taxes, and working capital adjustments.

3 months ended March 31	2010	2009
Operating income	134	85
Asset retirement obligation per the Consolidated Statements of Cash Flows	5	6
Depreciation and amortization per the Consolidated Statements of Cash Flows(1)	110	121
EBITDA	249	212

1

Cash Flow from Operating Activities per Share

Presenting cash flow per share from period to period provides management and investors with a proxy for the amount of cash generated from operating activities and provides the ability to evaluate cash flow trends more readily in comparison with prior periods’ results. Cash flow per share is calculated using the weighted average common shares outstanding during the period.

3 months ended March 31	2010	2009
Cash flow from operating activities	174	83
Weighted average common shares outstanding during the period	219	198
Cash flow from operating activities per share	0.79	0.42

Free Cash Flow (Deficiency)

Free cash flow represents the amount of cash generated by our business that is available to invest in growth initiatives, repay scheduled principal repayments of recourse debt, pay additional common share dividends, or repurchase common shares.

Sustaining capital expenditures for the three months ended March 31, 2010, represents total additions to property, plant, and equipment per the Consolidated Statements of Cash Flows less $81 million ($77 million net of joint venture contributions) that we have invested in growth projects. For the same period in 2009, we invested $62 million ($57 million net of joint venture contributions) in growth projects.

The reconciliation between cash flow from operating activities and free cash flow is calculated below:

[2]
3 months ended March 31	2010	2009
Cash flow from operating activities	174	83
Add (Deduct):
Sustaining capital expenditures	(45)	(69)
Dividends paid on common shares	(59)	(54)
Distributions paid to subsidiaries' non-controlling interests	(14)	(16)
Non-recourse debt repayments(2)	-	(1)
Other income	-	(7)
Free cash flow (deficiency)	56	(64)

(1) To calculate EBITDA, we use depreciation and amortization per the Consolidated Statements of Cash Flows in order to account for depreciation related to mine assets, which is  included in cost of sales on  the Consolidated Statements of Earnings and Retained Earnings.

(2) Excludes debt repayments related to recourse debt that have been or will be refinanced with long-term debt issuances, consistent with our overall capital strategy.

TRANSALTA CORPORATION / Q1 2010   24

We seek to maintain sufficient cash balances and committed credit facilities to fund periodic net cash outflows related to our business.

SELECTED QUARTERLY INFORMATION

	Q2 2009	Q3 2009	Q4 2009	Q1 2010

Revenue	585	666	763	726
Net earnings (loss)	(6)	66	79	67
Basic and diluted earnings (loss) per common share	(0.03)	0.34	0.37	0.31
Comparable earnings (loss) per common share	(0.03)	0.34	0.40	0.31

	Q2 2008	Q3 2008	Q4 2008	Q1 2009

Revenue	708	791	808	756
Net earnings	47	61	94	42
Basic and diluted earnings per common share	0.24	0.31	0.47	0.21
Comparable earnings per common share	0.25	0.32	0.40	0.18

Basic and diluted earnings (loss) per common share and comparable earnings (loss) per common share are calculated each period using the weighted average common shares outstanding during the period.  As a result, the sum of the earnings per common share for the four quarters making up the calendar year may sometimes differ from the annual earnings per common share.

DISCLOSURE CONTROLS AND PROCEDURES

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (“Exchange Act”), management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report.  Disclosure controls and procedures refer to controls and other procedures designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act are recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Exchange Act are accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding our required disclosure.  In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management was required to apply its judgment in evaluating and implementing possible controls and procedures.

There has been no change in the internal control over financial reporting during the period covered by this report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.  Based on the foregoing evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of March 31, 2010, the end of the period covered by this report, our disclosure controls and procedures were effective at a reasonable assurance level.

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FORWARD LOOKING STATEMENTS

This MD&A, the documents incorporated herein by reference, and other reports and filings made with the securities regulatory authorities, include forward looking statements.  All forward looking statements are based on our beliefs as well as assumptions based on information available at the time the assumption was made and on management’s experience and perception of historical trends, current conditions and expected further developments as well as other factors deemed appropriate in the circumstances.  Forward looking statements are not facts, but only predictions and generally can be identified by the use of statements that include phrases such as “may”, “will”, “believe”, “expect”, “anticipate”, “intend”, “plan”, “foresee”, “potential”, “enable”, “continue” or other comparable terminology.  These statements are not guarantees of our future performance and are subject to risks, uncertainties and other important factors that could cause our actual performance to be materially different from those projected.

In particular, this MD&A contains forward looking statements pertaining to the following: expectations relating to the timing of the completion and commissioning of projects under development, including uprates and upgrades, and their attendant costs; expectations related to future earnings and cash flow from operating activities; estimates of fuel supply and demand conditions and the costs of procuring fuel; our plans to invest in existing and new capacity, and the expected return on those investments; expectations for demand for electricity in both the short-term and long-term, and the resulting impact on electricity prices; expectations in respect of generation availability and production; expectations in terms of the cost of operations and maintenance, and the variability of those costs; expected governmental regulatory regimes and legislation; our trading strategy and the risk involved in these strategies; estimates of future tax rates, future tax expense, and the adequacy of tax provisions; expectations for the outcome of existing or potential legal claims; and expectations for the ability to access capital markets at reasonable terms.

Factors that may adversely impact our forward looking statements include risks relating to: (i) fluctuations in market prices and availability of fuel supplies required to generate electricity and in the price of electricity; (ii) the regulatory and political environments in the jurisdictions in which we operate; (iii) environmental requirements and changes in, or liabilities under, these requirements; (iv) changes in general economic conditions including interest rates; (v) operational risks involving our facilities, including unplanned outages at such facilities; (vi) disruptions in the transmission and distribution of electricity; (vii) effects of weather; (viii) disruptions in the source of fuels, water, wind or biomass required to operate our facilities; (ix) natural disasters; (x) equipment failure; (xi) energy trading risks; (xii) industry risk and competition; (xiii) fluctuations in the value of foreign currencies and foreign political risks; (xiv) need for additional financing; (xv) structural subordination of securities; (xvi) counterparty credit risk; (xvii) insurance coverage; (xviii) our provision for income taxes; (xix) legal proceedings involving the Corporation; (xx) reliance on key personnel (xxi) labour relations matters; and (xxii) development projects and acquisitions.  The foregoing risk factors, among others, are described in further detail in the Risk Management section of our 2009 Annual Report and under the heading “Risk Factors” in our 2009 Annual Information Form.

Readers are urged to consider these factors carefully in evaluating the forward looking statements and are cautioned not to place undue reliance on these forward looking statements.  The forward looking statements included in this document are made only as of the date hereof and we do not undertake to publicly update these forward looking statements to reflect new information, future events or otherwise, except as required by applicable laws.  In light of these risks, uncertainties and assumptions, the forward looking events might occur to a different extent or at a different time than we have described, or might not occur.  We cannot assure you that projected results or events will be achieved.

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SUPPLEMENTAL INFORMATION

		March 31, 2010	Dec. 31, 2009

Closing market price (TSX) ($)		22.47	23.48

Price range for the last 12 months (TSX) ($)	High	23.98	25.30

	Low	18.38	18.11

Debt to invested capital including non recourse debt (%)		54.9	56.1

Debt to invested capital excluding non recourse debt (%)		51.3	52.6

Return on shareholders' equity (%)		7.8	6.9

Comparable return on shareholders' equity(1), (2) (%)		8.0	6.9

Return on capital employed(1) (%)		6.4	5.7

Comparable return on capital employed(1), (2) (%)		6.6	5.8

Cash dividends per share(1) ($)		1.16	1.16

Price/earnings ratio(1) (times)		22.5	26.1

Earnings coverage(1) (times)		2.0	1.9

Dividend payout ratio based on net earnings(1) (%)		117.0	129.8

Dividend payout ratio based on comparable earnings(1), (2) (%)		114.2	129.8

Dividend coverage(1) (times)		2.8	2.5

Dividend yield(1) (%)		5.2	4.9

Cash flow to debt(1) (%)		20.4	20.1

Cash flow to interest coverage(1) (times)		4.6	4.9

(1)   Last 12 months

(2)  These ratios incorporate items that are not defined under Canadian GAAP. None of these measurements are used to enhance the Corporation’s reported financial performance or position. These ratios are useful complementary measurements for assessing the Corporation’s financial performance, efficiency, and liquidity and are common in the reports of other companies but may differ by definition and application.

RATIO FORMULAS

Debt to invested capital = (debt – cash and cash equivalents) / (debt + non-controlling interests + shareholders’ equity – cash and cash equivalents)

Return on shareholders’ equity = net earnings or earnings on a comparable basis / average shareholders’ equity excluding Accumulated Other Comprehensive Income (“AOCI”)

Return on capital employed = (earnings before non-controlling interests and income taxes + net interest expense or comparable earnings before non-controlling interests and income taxes + net interest expense) / average invested capital excluding AOCI

Price/earnings ratio = current period’s close price / basic earnings per share

Earnings coverage = (net earnings + income taxes + net interest expense) / (interest on debt – interest income)

Dividend payout ratio = dividends / net earnings or comparable earnings

Dividend coverage = cash flow from operating activities / common share dividends

Dividend yield = dividend per common share / current period’s close price

Cash flow to debt = cash flow from operating activities before changes in working capital / average debt

Cash flow to interest coverage = (cash flow from operating activities before changes in working capital + net interest expense) / (interest on debt – interest income)

TRANSALTA CORPORATION / Q1 2010   27

GLOSSARY OF KEY TERMS

Alberta Power Purchase Agreement (PPA) - A long-term arrangement established by regulation for the sale of electric energy from formerly regulated generating units to PPA Buyers.

Availability - A measure of time, expressed as a percentage of continuous operation 24 hours a day, 365 days a year that a generating unit is capable of generating electricity, regardless of whether or not it is actually generating electricity.

British thermal unit (Btu) - A measure of energy. The amount of energy required to raise the temperature of one pound of water one degree Fahrenheit, when the water is near 39.2 degrees Fahrenheit.

Capacity - The rated continuous load-carrying ability, expressed in megawatts, of generation equipment.

Carbon Capture and Storage (CCS) - An approach to mitigating the contribution of greenhouse gas emissions to global warming, which is based on capturing carbon dioxide emissions from industrial operations and permanently storing them in deep underground formations.

Gigawatt - A measure of electric power equal to 1,000 megawatts.

Gigawatt hour (GWh) - A measure of electricity consumption equivalent to the use of 1,000 megawatts of power over a period of one hour.

Greenhouse Gas (GHG) – Gases having potential to retain heat in the atmosphere, including water vapour, carbon dioxide, methane, nitrous oxide, hydrofluorocarbons and perfluorocarbons.

Heat rate - A measure of conversion, expressed as Btu/MWh, of the amount of thermal energy required to generate electrical energy.

Megawatt (MW) - A measure of electric power equal to 1,000,000 watts.

Megawatt hour (MWh) - A measure of electricity consumption equivalent to the use of 1,000,000 watts of power over a period of one hour.

Net Maximum Capacity - The maximum capacity or effective rating, modified for ambient limitations, that a generating unit or power plant can sustain over a specific period, less the capacity used to supply the demand of station service or auxiliary needs.

Spark Spread - A measure of gross margin per MW (sales price less cost of natural gas).

Unplanned Outage - The shutdown of a generating unit due to an unanticipated breakdown.

Uprate - To increase the rated electrical capability of a power generating facility or unit.

Value at Risk (VaR) - A measure to manage earnings exposure from energy trading activities.

TRANSALTA CORPORATION / Q1 2010   28

TransAlta Corporation

Box 1900, Station “M”

110 - 12th Avenue S.W.

Calgary, Alberta Canada T2P 2M1

Phone

403.267.7110

Website

www.transalta.com

CIBC Mellon Trust Company

P.O. Box 7010 Adelaide Street Station

Toronto, Ontario Canada M5C 2W9

Phone

Toll-free in North America: 1.800.387.0825

Toronto or outside North America: 416.643.5500

Fax

416.643.5501

Website

www.cibcmellon.com

FOR MORE INFORMATION

Media inquiries

Marcy McAuley

Manager, Community and Stakeholder Relations

Phone

403.267.3639

E-mail

media_relations@transalta.com

Investor inquiries

Jennifer Pierce, MA, MBA

Vice-President, Communications and Investor Relations

Phone

1.800.387.3598 in Canada and United States

or 403.267.2520

Fax

403.267.2590

E-mail

investor_relations@transalta.com

TRANSALTA CORPORATION / Q1 2010   29